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                                                            Filed by: EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                 Commission File No.: 000-08664

                                                     Subject Company: EGL, Inc.
                                                 Commission File No.: 000-27288

           The following letter will be distributed to customers of EGL, Inc. on or about July 3, 2000:


July 3, 2000


Mr. John Smith
President
XYZ Company
808 Travis Street
Houston, TX  77002

Dear Mr. Smith:

As a valued customer, we want you to be one of the first to hear about an important development for our companies. Eagle and Circle recently announced an agreement to combine organizations to form a worldwide transportation, logistics and information management company.

Eagle is the United States' largest and fastest-growing domestic heavy-weight airfreight forwarder, operating 92 terminals in nine countries. Circle is an established 100-year leader in international air and ocean transportation, operating 300 logistics centers in more than 100 countries. This combination will immediately position our organization as a premier leader in the transportation industry in both domestic and international markets.

Building on its economies of scale, the combined company will be "uniquely qualified" to continue to provide our customers with innovative and cost-effective solutions to more effectively manage the global sourcing, transportation and distribution of goods.
Together, we become the "one-stop global logistics solution."

Our primary focus has been, and will continue to be, customer service. We are dedicated to providing our customers with the broadest level of services and flexibility. As we combine our organizations, you will benefit from:
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o  Customized services tailored to meet your specific needs
o Flexible scheduling using any available mode of transportation (air, ocean and trucking)
o A seamless world-wide network of almost 400 locations staffed with highly skilled transportation professionals
o  Strong North America air and ground expedited transportation network
o  World-wide coverage for air, ocean, customs and logistics services
o  Continued investments in information technology
o  Advanced and comprehensive information management systems
o  Real-time access to shipping information
o  Global tracking and tracing and customized information reporting

As your business partner, our goal is to create advantages for you to pass along to your customers. We want to continue to play an essential role in delivering the high-quality, valued services you have come to expect. Both organizations will be retaining our base of highly skilled professionals who will continue to provide the high-level of service that you expect - your current sales representatives and operations personnel will continue to service your needs.

Please feel free to contact us if you have any questions. We look forward to continuing to serve you and meeting all of your transportation and logistics needs.

Sincerely,

/s/  James R. Crane                               /s/ Peter Gibert

James R. Crane                                    Peter Gibert
Chairman and CEO, Eagle                           Chairman and CEO, Circle

                                INVESTOR NOTICE

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from the EGL and Circle contacts listed above. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle contacts listed above.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.